Exhibit 12.1

The Hanover Insurance Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

Including realized gains and losses

	Fiscal Years Ended
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009

Earnings before income taxes, minority interest, extraordinary items and cumulative effect of accounting changes	329.1	28.7	21.6	205.6	265.3

Fixed charges:
Interest expense	65.3	61.9	55.0	44.3	35.5
Interest portion of rental expense	7.1	7.4	7.0	5.7	5.1

Total fixed charges	72.4	69.3	62.0	50.0	40.6

Earnings before income taxes, minority interest, extraordinary items, cumulative effect of accounting changes and fixed charges	401.5	98.0	83.6	255.6	305.9

Ratio of earnings to fixed charges	5.546	1.414	1.348	5.112	7.534